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                                   EXHIBIT 1


[Ugly Duckling Logo]




December 7, 2001


Dear Ugly Duckling Stockholder:

           As you know, on November 26, 2001, Ernest C. Garcia, II, our Chairman and principal stockholder, commenced a tender offer for all of the outstanding shares of common stock of Ugly Duckling at an offer price of $2.51 per share. Our Board of Directors promptly established a special committee composed of those Directors who have no affiliation with Mr. Garcia to determine what recommendation Ugly Duckling should make to stockholders with respect to Mr. Garcia's tender offer. The committee engaged its own counsel and financial advisors, and is engaged in discussions with Mr. Garcia regarding a proposed modification of the offer.

           Accordingly, the committee has determined that Ugly Duckling is unable to take a position on the offer at this time because of the possibility that Mr. Garcia may agree to increase the offer price and the possibility that Ugly Duckling and Mr. Garcia may enter into a negotiated transaction.

           We recommend that you defer a decision on the offer until the results of these discussions are known. We will communicate with you as soon as practicable if and when Mr. Garcia increases his offer price or we reach agreement with Mr. Garcia on a negotiated transaction.

           Thank you for your careful consideration of this matter. We encourage you to read the enclosed copy of our Schedule 14D-9 which contains certain helpful information relating to this offer.

                                             Sincerely,

                                             UGLY DUCKLING CORPORATION


                                              /s/ John D. Ehlinger
                                              Vice President and General Counsel


                      4020 E. Indian School Road, Suite 500
                             Phoenix, Arizona 85018
                       Tel: 602-852-6600 Fax: 602-852-6686